
HPT
LISTED
NYSE

Exhibit 99.2

Hospitality Properties Trust
Fourth Quarter 2015
Supplemental Operating and Financial Data


HPT

Sonesta ES Suites, Orlando, FL
Operator: Sonesta International Hotels Corp.
Guest Rooms: 150

All amounts in this report are unaudited.

TABLE OF CONTENTS




HPT

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR USE OF DEBT AND EQUITY CAPITAL,
- OUR INTENT TO MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES AND THE SUCCESS OF OUR HOTEL RENOVATION PROGRAM,
- OUR ABILITY TO ENGAGE AND RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR CREDIT RATINGS,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, AND OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, AVAILABLE FOR COMMON SHAREHOLDERS, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, AVAILABLE FOR COMMON SHAREHOLDERS, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES AND CONDITIONS IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- COMPETITION WITHIN THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, RMR INC., THE RMR GROUP LLC, OR RMR LLC, AIC, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO MAINTAIN OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR MANAGERS OR TENANTS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,


HPT



- WE EXPECT THAT MARRIOTT INTERNATIONAL INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY IF AND AFTER WE DEPLETE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS UNDER OUR MARRIOTT NO. 234 AGREEMENT. THIS STATEMENT IMPLIES THAT MARRIOTT WILL FULFILL ITS OBLIGATION UNDER THIS GUARANTY OR THAT FUTURE SHORTFALLS IN THE MINIMUM RETURNS DUE TO US FROM OUR HOTELS MANAGED BY MARRIOTT UNDER THE MARRIOTT NO. 234 AGREEMENT WILL NOT EXHAUST THE GUARANTY OR SECURITY DEPOSIT WE HOLD. HOWEVER, THIS GUARANTY IS LIMITED IN AMOUNT AND EXPIRES ON DECEMBER 31, 2019, AND WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS TO WHICH THE MARRIOTT LIMITED GUARANTY APPLIES OR AFTER MARRIOTT'S GUARANTY EXPIRES,
- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE SHORTFALLS IN THE MINIMUM RETURNS DUE TO US FROM OUR HOTELS MANAGED BY INTERCONTINENTAL,
- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US BY WYNDHAM. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF DECEMBER 31, 2015, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH $4.0 MILLION REMAINED AVAILABLE TO US) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DUE FROM OUR HOTELS MANAGED BY WYNDHAM DURING THE TERM OF OUR WYNDHAM AGREEMENT,
- THE ANNUAL RENT DUE TO US UNDER A LEASE WITH A SUBSIDIARY OF MORGANS HOTEL GROUP, OR MORGANS, IS $7.6 MILLION, SUBJECT TO FUTURE INCREASES. WE HAVE NOT RECORDED STRAIGHT LINE RENT ADJUSTMENTS UNDER THIS LEASE. WE CAN PROVIDE NO ASSURANCE THAT MORGANS WILL FULFILL ITS OBLIGATIONS UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,
- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. WE EXPECT TO FUND APPROXIMATELY $81.4 MILLION FOR RENOVATIONS AND OTHER CAPITAL IMPROVEMENT COSTS AT OUR HOTELS DURING 2016. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE OUR FUNDING OF THESE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,
- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE AVAILABLE HOTEL CASH FLOW AFTER PAYMENT OF OPERATING EXPENSES OF THOSE HOTELS,
- OTHER SECURITY DEPOSITS AND GUARANTEES FOR OUR HOTELS REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,
- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS WE HOLD MAY BE EXHAUSTED,
- IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR CAN BE LEASED FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- WE EXPECT TO PURCHASE FROM TA DURING 2016 UP TO $150 MILLION OF CAPITAL IMPROVEMENTS TA EXPECTS TO MAKE TO THE TRAVEL CENTERS WE LEASE TO IT. PURSUANT TO THE TERMS OF THE APPLICABLE LEASES, THE ANNUAL RENT PAYABLE TO US BY TA WILL INCREASE AS A RESULT OF ANY SUCH PURCHASES. WE MAY ULTIMATELY PURCHASE MORE OR LESS THAN THIS BUDGETED AMOUNT AND OUR BOARD OF TRUSTEES AND INDEPENDENT TRUSTEES MAY AUTHORIZE MORE OR LESS THAN THIS PROJECTED AMOUNT AT THEIR DISCRETION. TA MAY NOT REALIZE RESULTS FROM ANY OF THESE CAPITAL IMPROVEMENTS IN EXCESS OF THE INCREASED ANNUAL RENTS IT WILL BE OBLIGATED TO PAY TO US, WHICH COULD INCREASE THE RISK OF TA BEING UNABLE TO PAY AMOUNTS IT OWES TO US,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE EXPECT TO ACQUIRE FROM AND LEASEBACK TO TA FIVE TRAVEL CENTERS WHICH TA IS DEVELOPING, AND THE PURCHASE AND LEASEBACK OF THESE FIVE TRAVEL CENTERS IS EXPECTED TO OCCUR AS DEVELOPMENT OF THESE TRAVEL CENTERS IS COMPLETED BEFORE JUNE 30, 2017. TA HAS BEGUN CONSTRUCTION AT SOME, BUT NOT ALL, OF THESE TRAVEL CENTERS. OBTAINING GOVERNMENTAL APPROVALS TO BUILD TRAVEL CENTERS IS OFTEN A COMPLEX AND TIME CONSUMING PROCESS. WE CAN PROVIDE NO ASSURANCE THAT TA WILL OBTAIN ALL REQUIRED APPROVALS TO DEVELOP ALL FIVE TRAVEL CENTERS. IF REQUIRED DEVELOPMENT APPROVALS ARE NOT OBTAINED OR IF CERTAIN TRAVEL CENTERS ARE NOT DEVELOPED FOR OTHER REASONS, WE MAY ACQUIRE FEWER THAN FIVE TRAVEL CENTERS OR DIFFERENT TRAVEL CENTERS MAY BE AGREED FOR SALE AND LEASEBACK BETWEEN US AND TA. IT IS DIFFICULT TO ESTIMATE THE COST TO DEVELOP NEW TRAVEL CENTERS. WE AND TA HAVE AGREED THAT WE WILL PURCHASE THESE PROPERTIES FOR TA'S COST OF DEVELOPMENT, WHICH IS ESTIMATED TO BE NOT MORE THAN $118 MILLION, BUT THAT COST MAY BE MORE OR LESS THAN THE $118 MILLION ESTIMATE. ALSO, CONSTRUCTION OF NEW TRAVEL CENTERS MAY BE DELAYED FOR VARIOUS REASONS SUCH AS LABOR STRIFE, WEATHER CONDITIONS, THE UNAVAILABILITY OF CONSTRUCTION MATERIALS, ETC.; AND THE PURCHASE AND LEASEBACK OF THESE TRAVEL CENTERS MAY BE DELAYED BEYOND JUNE 30, 2017,


HPT

- THE PURCHASE PRICE WE PAID FOR THE RMR INC. SHARES IS STATED IN OUR ANNUAL REPORT ON FORM 10-K. AN IMPLICATION OF THIS STATEMENT MAY BE THAT THE RMR INC. SHARES WILL HAVE A MARKET VALUE AT LEAST EQUAL TO THE VALUE WE PAID FOR THE RMR INC. SHARES. IN FACT, THE VALUE OF THE RMR INC. SHARES MAY BE DIFFERENT FROM THE PRICE WE PAID FOR THE RMR INC. SHARES. THE MARKET VALUE OF RMR INC. SHARES DEPENDS UPON VARIOUS FACTORS, INCLUDING SOME THAT ARE BEYOND OUR CONTROL, SUCH AS MARKET CONDITIONS. THERE CAN BE NO ASSURANCE PROVIDED REGARDING THE PRICE AT WHICH RMR INC. SHARES WILL TRADE. WE MAY REALIZE A LOSS ON OUR INVESTMENT IN OUR RMR INC. SHARES,
- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE BEEN AMENDED AND EXTENDED FOR CONTINUING 20 YEAR TERMS. THE AMENDED MANAGEMENT AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION AND EXTENSIONS IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR 20 YEARS OR FOR SHORTER OR LONGER TERMS,
- WE INCURRED INCENTIVE FEES OF $62.3 MILLION UNDER OUR BUSINESS MANAGEMENT AGREEMENT WITH RMR LLC FOR 2015 DUE TO OUR TOTAL SHAREHOLDER RETURNS FOR 2015 EXCEEDING THE SNL REIT HOTEL INDEX. WE MAY NOT REALIZE TOTAL SHAREHOLDER RETURNS IN EXCESS OF THE SNL REIT HOTEL INDEX IN FUTURE PERIODS, OUR TOTAL SHAREHOLDER RETURNS MAY BE LOWER THAN THE SNL REIT HOTEL INDEX IN FUTURE PERIODS AND WE COULD REALIZE NEGATIVE TOTAL SHAREHOLDER RETURNS IN FUTURE PERIODS,
- AT DECEMBER 31, 2015, WE HAD $13.7 MILLION OF CASH AND CASH EQUIVALENTS, $535.0 MILLION AVAILABLE UNDER OUR $1.0 BILLION UNSECURED REVOLVING CREDIT FACILITY AND SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY RECEIVED THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN MAY BE INCREASED TO UP TO $2.6 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR UNSECURED REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET, AND
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., TA, SONESTA, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR MANAGERS' OR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

Exhibit 99.2


COURTYARD
Marriott

Courtyard by Marriott, Dallas, TX
Operator: Marriott International, Inc.
Guest Rooms: 160


HPT

COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of December 31, 2015, we owned 302 hotels and 193 travel centers located in 45 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by the operating subsidiary of The RMR Group Inc. (NASDAQ: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly traded REITs and three real estate operating companies. As of December 31, 2015, RMR had $20.9 billion of real estate assets under management, including more than 1,300 properties. In addition to managing HPT, RMR also manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Select Income REIT, or SIR, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers and convenience stores and which is our largest tenant, and to Sonesta International Hotels Corporation, or Sonesta, which is one of our hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is an SEC registered advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2



COMPANY PROFILE



Operating Statistics by Operating Agreement (as of 12/31/15) (dollars in thousands):



Operating Agreement [1]	Number of Properties	Number of Rooms / Suites	Annualized Minimum Return / Rent [2]	Percent of Total Minimum Return / Rent	Coverage [3] Q4	Coverage [3] LTM	RevPAR Change [4] Q4	RevPAR Change [4] LTM
Marriott (No. 1)	53	7,610	$ 68,356	9%	1.07x	1.33x	6.8%	7.7%
Marriott (No. 234)	68	9,120	106,243	15%	0.94x	1.08x	6.5%	8.4%
Marriott (No. 5)	1	356	10,116	1%	0.64x	0.55x	12.2%	8.1%
Subtotal / Average Marriott	122	17,086	184,715	25%	0.97x	1.14x	6.8%	8.0%
InterContinental	93	14,182	151,218	20%	1.09x	1.20x	5.3%	7.3%
Sonesta	31	5,831	82,338	11%	0.51x	0.67x	-3.0%	8.5%
Wyndham	22	3,579	27,976	4%	0.82x	0.91x	5.4%	12.4%
Hyatt	22	2,724	22,037	3%	0.97x	1.12x	14.5%	9.1%
Carlson	11	2,090	12,920	2%	0.83x	1.32x	7.4%	10.7%
Morgans	1	372	7,595	1%	0.94x	1.18x	3.0%	5.5%
Subtotal / Average Hotels	302	45,864	488,799	66%	0.92x	1.07x	5.4%	8.1%
TA (No. 1)	39	N/A	48,862	7%	1.78x [5]	1.85x [5]	N/A	N/A
TA (No. 2)	38	N/A	47,229	6%	1.82x [5]	1.98x [5]	N/A	N/A
TA (No. 3)	38	N/A	50,077	6%	1.73x [5]	1.97x [5]	N/A	N/A
TA (No. 4)	38	N/A	46,680	6%	1.76x [5]	1.97x [5]	N/A	N/A
TA (No. 5)	40	N/A	64,875	9%	1.68x [5]	1.87x [5]	N/A	N/A
Subtotal TA	193	N/A	257,723	34%	1.75x [5]	1.92x [5]	N/A	N/A
Total / Average	495	45,864	$ 746,522	100%			5.4%	8.1%



(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) Annualized minimum rent amounts represent cash rent amounts due to us and exclude adjustments, if any, necessary to recognize rental income on a straight line basis in accordance with U.S. generally accepted accounting principles, or GAAP.

(3) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, InterContinental and TA Nos. 1, 2, 3 and 4 agreements include data for periods prior to our ownership of certain hotels and travel centers.

(4) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended December 31, 2015 over the comparable year earlier periods. RevPAR amounts for our Sonesta and InterContinental agreements include data for periods prior to our ownership of certain hotels.

(5) Coverage data for our tenant, TA, is for the quarter and twelve months ended September 30, 2015. Data for the twelve months ended December 31, 2015 is currently not available from TA.


HPT

INVESTOR INFORMATION

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 964-8389 or mkleifges@rmrgroup.com.

Investor and media inquiries should be directed to Katie Strohacker, Senior Director, Investor Relations at (617) 796-8232, or kstrohacker@rmrgroup.com


HPT

RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

Canaccord Genuity
Ryan Meliker
(212) 389-8094
rmeliker@canaccordgenuity.com

FBR & Co.
Bryan Maher
(646)-885-5423
bmaher@fbr.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Rod Petrik
(410) 454-4131
rpetrik@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Exhibit 99.2



Radisson Hotel, Salt Lake City, UT
Operator: Carlson Hotels Worldwide
Guest Rooms: 381
Radisson
Radisson
ENERGY SOLUTIONS
ARENA


HPT

KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	151,547	151,547	151,485	149,951	149,920
Weighted average common shares outstanding - basic	151,400	151,359	150,260	149,792	149,758
Weighted average common shares outstanding - diluted (1)	151,400	151,386	150,292	150,906	149,769
Common Share Data:					
Price at end of period	$ 26.15	$ 25.58	$ 28.82	$ 32.99	$ 31.00
High during period	$ 28.58	$ 29.97	$ 34.06	$ 33.97	$ 32.09
Low during period	$ 25.64	$ 24.84	$ 28.67	$ 29.96	$ 26.38
Annualized dividends paid per share during the period (2)	$ 2.00	$ 2.00	$ 2.00	$ 1.96	$ 1.96
Annualized dividend yield (at end of period)	7.6%	7.8%	6.9%	5.9%	6.3%
Annualized Normalized FFO multiple (at end of period) (3)	12.2x	6.5x	7.4x	9.8x	9.6x
Market Capitalization:					
Total debt (book value)	$ 3,287,473	$ 3,276,008	$ 3,140,543	$ 2,910,078	$ 2,838,613
Plus: market value of preferred shares (at end of period)	299,860	299,164	296,380	306,936	303,108
Plus: market value of common shares (at end of period)	3,962,954	3,876,572	4,365,798	4,946,883	4,647,520
Total market capitalization	$ 7,550,287	$ 7,451,744	$ 7,802,721	$ 8,163,897	$ 7,789,241
Total debt / total market capitalization	43.5%	44.0%	40.2%	35.6%	36.4%
Book Capitalization:					
Total debt	$ 3,287,473	$ 3,276,008	$ 3,140,543	$ 2,910,078	$ 2,838,613
Plus: total shareholders' equity	2,812,082	2,975,832	3,009,642	2,970,898	2,990,153
Total book capitalization	$ 6,099,555	$ 6,251,840	$ 6,150,185	$ 5,880,976	$ 5,828,766
Total debt / total book capitalization	53.9%	52.4%	51.1%	49.5%	48.7%
Selected Balance Sheet Data:					
Total assets	$ 6,407,597	$ 6,494,550	$ 6,401,148	$ 6,032,406	$ 5,982,562
Total liabilities	$ 3,595,515	$ 3,518,718	$ 3,391,506	$ 3,061,508	$ 2,992,409
Gross book value of real estate	$ 8,269,427	$ 8,198,822	$ 8,009,749	$ 7,707,325	$ 7,656,193
Total debt / gross book value of real estate	39.8%	40.0%	39.2%	37.8%	37.1%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with the operating subsidiary of RMR, if any, if the effect is dilutive. Effective June 1, 2015, all fees under our business management agreement are paid in cash.

(2) Excludes a $0.1974 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.

(3) See Exhibit B for the calculation of FFO available for common shareholders and Normalized FFO available for common shareholders and a reconciliation of those amounts to net income (loss) available for common shareholders determined in accordance with GAAP.




HPT

KEY FINANCIAL DATA

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Selected Income Statement Data:					
Total revenues	$ 467,440	$ 511,886	$ 507,066	$ 435,512	$ 430,533
Adjusted EBITDA (1) (2)	$ 123,729	$ 192,713	$ 189,819	$ 168,635	$ 164,247
Net income (loss) available for common shareholders (3)	$ (24,660)	$ 56,019	$ 77,980	$ 36,415	$ 51,357
Normalized FFO available for common shareholders (2) (4)	$ 81,083	$ 149,692	$ 146,899	$ 125,989	$ 121,458
Common distributions paid(5)	$ 75,774	$ 75,743	$ 74,981	$ 73,466	$ 73,450
Per Share Data:					
Net income (loss) available for common shareholders (basic and diluted) (3)	$ (0.16)	$ 0.37	$ 0.52	$ 0.24	$ 0.34
Normalized FFO available for common shareholders (basic) (2) (4)	$ 0.54	$ 0.99	$ 0.98	$ 0.84	$ 0.81
Normalized FFO available for common shareholders (diluted) (2) (4)	$ 0.54	$ 0.99	$ 0.98	$ 0.83	$ 0.81
Common distributions paid (4) (5)	$ 0.50	$ 0.50	$ 0.50	$ 0.49	$ 0.49
Normalized FFO available for common shareholders payout ratio (2) (4) (5)	93.4%	50.6%	51.1%	58.3%	60.4%
Coverage Ratios:					
Adjusted EBITDA (1) (2) / interest expense	3.3x	5.3x	5.3x	4.8x	4.6x
Adjusted EBITDA (1) (2)/ interest expense and preferred distributions	2.9x	4.6x	4.6x	4.2x	4.1x
Total debt / Annualized Adjusted EBITDA (1) (2)	6.6x	4.2x	4.1x	4.3x	4.3x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.

(2) Adjusted EBITDA and Normalized FFO available for common shareholders for the three months ended December 31, 2015 includes $62,263, or $0.41 per share, of incentive management fee expense.

(3) Net income (loss) for the three months ended December 31, 2015 includes $44,880, or $0.30 per share, of incentive management fee expense and a $36,773, or $0.24 per share, non-cash loss on the distribution of RMR common stock.

(4) See Exhibit B for the calculation of FFO and Normalized FFO available for common shareholders, and a reconciliation of these amounts to net income (loss) available for common shareholders determined in accordance with GAAP.

(5) Excludes a $0.1974 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.


HPT



CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)

	As of December 31, 2015	As of December 31, 2014
ASSETS		
Real estate properties:		
Land	$ 1,529,004	$ 1,484,210
Buildings, improvements and equipment	6,740,423	6,171,983
Total real estate properties, gross	8,269,427	7,656,193
Accumulated depreciation	(2,218,499)	(1,982,033)
Total real estate properties, net	6,050,928	5,674,160
Cash and cash equivalents	13,682	11,834
Restricted cash (FF&E reserve escrow)	51,211	33,982
Due from related persons	50,987	40,253
Other assets, net	240,789	222,333
Total assets	$ 6,407,597	$ 5,982,562
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 465,000	$ 18,000
Unsecured term loan	400,000	400,000
Senior unsecured notes, net of discounts	2,413,995	2,412,135
Convertible senior unsecured notes	8,478	8,478
Security deposits	53,579	33,069
Accounts payable and other liabilities	179,783	106,903
Due to related persons	69,514	8,658
Dividends payable	5,166	5,166
Total liabilities	3,595,515	2,992,409
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 151,547,288 and 149,920,449 shares issued and outstanding, respectively	1,515	1,499
Additional paid in capital	4,165,911	4,118,551
Cumulative net income	2,881,657	2,715,239
Cumulative other comprehensive income (loss)	(15,523)	25,804
Cumulative preferred distributions	(321,313)	(300,649)
Cumulative common distributions	(4,180,272)	(3,850,398)
Total shareholders' equity	2,812,082	2,990,153
Total liabilities and shareholders' equity	$ 6,407,597	$ 5,982,562

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2015	2014	2015	2014
Revenues:				
Hotel operating revenues [1]	$ 390,910	$ 362,600	$ 1,634,654	$ 1,474,757
Rental income[2]	75,554	67,103	283,115	258,062
FF&E reserve income [3]	976	830	4,135	3,503
Total revenues	467,440	430,533	1,921,904	1,736,322
Expenses:				
Hotel operating expenses [1]	273,292	254,183	1,143,981	1,035,138
Depreciation and amortization	85,964	79,179	329,776	315,878
General and administrative [4]	56,017	4,468	109,837	45,897
Acquisition related costs [5]	389	2	2,375	239
Total expenses	415,662	337,832	1,585,969	1,397,152
Operating income	51,778	92,701	335,935	339,170
Dividend income	2,640	-	2,640	-
Interest income	12	14	44	77
Interest expense (including amortization of deferred financing costs and debt discounts of $1,476, $1,458, $5,849 and $5,491, respectively)	(36,980)	(35,385)	(144,898)	(139,486)
Loss on distribution to shareholders of RMR common stock [6]	(36,773)	-	(36,773)	-
Loss on early extinguishment of debt [7]	-	-	-	(855)
Income (loss) before income taxes, equity in earnings (losses) of an investee and gain on sale of real estate	(19,323)	57,330	156,948	198,906
Income tax expense	(121)	(835)	(1,566)	(1,945)
Equity in earnings (losses) of an investee	(50)	28	21	94
Income (loss) before gain on sale of real estate	(19,494)	56,523	155,403	197,055
Gain on sale of real estate[8]	-	-	11,015	130
Net income (loss)	(19,494)	56,523	166,418	197,185
Preferred distributions	(5,166)	(5,166)	(20,664)	(20,664)
Net income (loss) available for common shareholders	$ (24,660)	$ 51,357	$ 145,754	$ 176,521
Weighted average common shares outstanding (basic)	151,400	149,758	150,709	149,652
Weighted average common shares outstanding (diluted)	151,400	149,769	151,002	149,817
Net income (loss) available for common shareholders per common share:				
Basic and diluted	$ (0.16)	$ 0.34	$ 0.97	$ 1.18

See Notes to Consolidated Statements of Income on page 16.


HPT

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1) At December 31, 2015, we owned 302 hotels; 299 of these hotels are managed by hotel operating companies and three hotels are leased to hotel operating companies. At December 31, 2015, we also owned 193 travel centers; all 193 of these travel centers are leased by us to a travel center operating company under five lease agreements. Our consolidated statements of comprehensive income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $13,597 and $18,233 less than the minimum returns due to us in the three months ended December 31, 2015 and 2014, respectively, and $28,644 and $47,026 less than the minimum returns due to us in the years ended December 31, 2015 and 2014, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our consolidated statements of comprehensive income as a reduction of hotel operating expenses. Hotel operating expenses were reduced by $2,002 and $5,185 in the three months ended December 31, 2015 and 2014, respectively, and by $2,574 and $9,499 in the years ended December 31, 2015 and 2014, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $11,595 and $13,048 in the three months ended December 31, 2015 and 2014, respectively, and $26,070 and $37,527 in the years ended December 31, 2015 and 2014, respectively, which represents the unguaranteed portions of our minimum returns from Sonesta. Certain of our guarantees and our security deposits may be replenished by future cash flows from the applicable hotel operations pursuant to the terms of the respective operating agreements. When our guarantees and our security deposits are replenished by cash flows from hotel operations, we reflect such replenishments in our consolidated statements of comptrehensive income as an increase to hotel operating expenses. We had $404 and $104 of guarantee and security deposit replenishments in the three months ended December 31, 2015 and 2014, respectively, and $27,231 and $5,727 of guarantee and security deposit replenishments in the years ended December 31, 2015 and 2014, respectively.



(2) Rental income includes $3,760 and $453 in the three months ended December 31, 2015 and 2014, respectively, and $9,568 and $2,111 in the years ended December 31, 2015 and 2014, respectively, of adjustments necessary to record scheduled rent increases under certain of our leases, the deferred rent obligations under our travel center leases and the estimated future payments to us under our travel center leases for the cost of removing underground storage tanks on a straight line basis.

(3) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our tenants into the escrow accounts under our three hotel leases as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(4) Incentive fees under our business management agreement are payable after the end of each calendar year, are calculated based on common share total return, as defined, and are included in general and administrative expense in our consolidated statements of comprehensive income. We recorded $44,880 and reversed $6,951 of estimated business management incentive fees during the three months ended December 31, 2015 and 2014, respectively. Incentive fees were $62,263 and zero for the years ended December 31, 2015 and 2014, respectively. We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, over the then 20 year life of our business management agreement with RMR as a reduction to business management fees, which are included in general and administrative expense. General and administrative expense was reduced by $896 and $2,038 during the three and twelve months ended December 31, 2015.

(5) Represents costs associated with our acquisition activities.

(6) We recorded a $36,773 non-cash loss on the distribution of RMR common stock to our shareholders for the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

(7) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our unsecured revolving credit facility and unsecured term loan and the redemption of certain senior unsecured notes. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with our redemption of certain senior unsecured notes.

(8) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.


HPT



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
Cash flows from operating activities:		
Net income	$ 166,418	$ 197,185
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	329,776	315,878
Amortization of deferred financing costs and debt discounts as interest	5,849	5,491
Straight line rental income	(9,568)	(2,111)
Security deposits replenished	20,501	5,204
FF&E reserve income and deposits	(67,967)	(54,265)
Loss on early extinguishment of debt	-	855
Loss on distribution to common shareholders of RMR common stock	36,773	-
Equity in earnings of an investee	(21)	(94)
Gain on sale of real estate	(11,015)	(130)
Deferred income taxes	(69)	143
Other non-cash (income) expense, net	(363)	2,020
Change in assets and liabilities:		
Due from related persons	(2,106)	(609)
Other assets	246	(569)
Accounts payable and other liabilities	362	(7,117)
Due to related persons	62,078	(136)
Net cash provided by operating activities	530,894	461,745
Cash flows from investing activities:		
Real estate acquisitions and deposits	(449,882)	(60,000)
Real estate improvements	(180,703)	(224,621)
FF&E reserve escrow fundings	(7,299)	(5,910)
Net proceeds from sale of real estate	-	4,288
Eminent domain proceeds	-	6,178
Investment in Affiliates Insurance Company	-	(825)
Investment in RMR	(15,955)	-
Net cash used in investing activities	(653,839)	(280,890)
Cash flows from financing activities:		
Proceeds from issuance of senior unsecured notes, net of discount	-	690,071
Repayment of senior unsecured notes	-	(580,000)
Borrowings under unsecured revolving credit facility	702,000	783,000
Repayments of unsecured revolving credit facility	(255,000)	(765,000)
Deferred financing costs incurred	(1,157)	(6,899)
Repurchase of common shares	(419)	-
Distributions to preferred shareholders	(20,664)	(20,664)
Distributions to common shareholders	(299,967)	(292,029)
Net cash provided by (used in) financing activities	124,793	(191,521)
Increase (decrease) cash and cash equivalents	1,848	(10,666)
Cash and cash equivalents at beginning of year	11,834	22,500
Cash and cash equivalents at end of year	$ 13,682	$ 11,834
Supplemental cash flow information:		
Cash paid for interest	$ 138,892	$ 139,029
Cash paid for income taxes	2,444	4,116
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 67,381	$ 52,762
Hotel managers' purchases with FF&E reserve	(57,451)	(55,562)
Investment in RMR paid in common shares	43,285	-
Real estate acquisitions	(45,042)	-
Sales of real estate	45,042	-
Non-cash financing activities:		
Distribution to common shareholders of RMR common stock	(29,911)	-


HPT

DEBT SUMMARY

As of December 31, 2015
(dollars in thousands)



	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$1,000,000 unsecured revolving credit facility (1)(2)	1.524%	$ 465,000	07/15/18	$ 465,000	2.5
$400,000 unsecured term loan (2)(3)	1.444%	400,000	04/15/19	$ 400,000	3.3
Subtotal / weighted average	1.487%	$ 865,000		$ 865,000	2.9
Unsecured Fixed Rate Debt:					
Senior unsecured notes due 2016	6.300%	275,000	06/15/16 (4)	275,000	0.5
Senior unsecured notes due 2017	5.625%	300,000	03/15/17	300,000	1.2
Senior unsecured notes due 2018	6.700%	350,000	01/15/18	350,000	2.0
Senior unsecured notes due 2022	5.000%	500,000	08/15/22	500,000	6.6
Senior unsecured notes due 2023	4.500%	300,000	06/15/23	300,000	7.5
Senior unsecured notes due 2024	4.650%	350,000	03/15/24	350,000	8.2
Senior unsecured notes due 2025	4.500%	350,000	03/15/25	350,000	9.2
Convertible senior unsecured notes due 2027	3.800%	8,478	03/15/27 (5)	8,478	11.2
Subtotal / weighted average	5.280%	$ 2,433,478		$ 2,433,478	5.3
Total / weighted average (6)(7)	4.286%	$ 3,298,478		$ 3,298,478	4.7



(1) We are required to pay interest on borrowings under our unsecured revolving credit facility at a rate of LIBOR plus a premium of 110 basis points. We also pay a facility fee of 20 basis points per annum on the total amount of lending commitments under our unsecured revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of December 31, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) In December 2015, we increased the total amount of lending commitments under our unsecured revolving credit facility from $750,000 to $1,000,000. The maximum borrowing availability under our unsecured revolving credit facility and term loan combined may be increased to up to $2,300,000 under certain terms and conditions.

(3) We are required to pay interest on the amount outstanding under our unsecured term loan at a rate of LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of December 31, 2015. We may prepay the term loan without penalty at any time.

(4) On February 10, 2016 we gave notice that we would redeem at par plus accrued interest all $275,000 of our 6.30% senior notes due 2016. We expect to complete this redemption in March 2016.

(5) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(6) Total debt outstanding as of December 31, 2015, including unamortized discounts, was $3,287,473.

(7) On February 3, 2016, we issued $750,000 aggregate principal amount of unsecured senior notes in underwritten public offerings, which included $400,000 aggregate principal amount of 4.25% unsecured senior notes due 2021 and $350,000 aggregate principal amount of 5.25% unsecured senior notes due 2026. Net proceeds from these offerings were $732,288 after original issue discounts and offering expenses. These notes are not included in the amounts listed in the above table.


HPT

DEBT MATURITY SCHEDULE

As of December 31, 2015
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2016	$ -	$ 275,000 (3)	$ 275,000
2017	-	300,000	300,000
2018	465,000 (1)	350,000	815,000
2019	400,000 (2)	-	400,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2024	-	350,000	350,000
2025		350,000	350,000
2027	-	8,478 (4)	8,478
	$ 865,000	$ 2,433,478 (5)	$ 3,298,478
Percent of total debt	26.2%	73.8%	100.0%



(1) Represents amounts outstanding under our $1,000,000 unsecured revolving credit facility at December 31, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents amounts outstanding on our unsecured term loan at December 31, 2015. We may prepay the term loan without penalty at any time.

(3) On February 10, 2016 we gave notice that we would redeem at par plus accrued interest all $275,000 of our 6.30% senior notes due 2016. We expect to complete this redemption in March 2016.

(4) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(5) On February 3, 2016, we issued $750,000 aggregate principal amount of unsecured senior notes in underwritten public offerings, which included $400,000 aggregate principal amount of 4.25% unsecured senior notes due 2021 and $350,000 aggregate principal amount of 5.25% unsecured senior notes due 2026. Net proceeds from these offerings were $732,288 after original issue discounts and offering expenses. These notes are not included in the amounts listed in the above table.


HPT

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Leverage Ratios:					
Total debt / total market capitalization	43.5%	44.0%	40.2%	35.6%	36.4%
Total debt / total book capitalization	53.9%	52.4%	51.1%	49.5%	48.7%
Total debt / gross book value of real estate	39.8%	40.0%	39.2%	37.8%	37.1%
Total debt / total assets	51.3%	50.4%	49.1%	48.2%	47.4%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA (1) (2) / interest expense	3.3x	5.3x	5.3x	4.8x	4.6x
Adjusted EBITDA (1) (2) / interest expense and preferred distributions	2.9x	4.6x	4.6x	4.2x	4.1x
Total debt / annualized Adjusted EBITDA (1) (2)	6.6x	4.2x	4.1x	4.3x	4.3x
Public Debt Covenants: (3)					
Total debt / adjusted total assets - allowable maximum 60.0%	37.9%	37.7%	36.8%	35.9%	35.4%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service (4)/ debt service - required minimum 1.50x	3.50x	4.68x	4.98x	4.13x	4.69x
Total unencumbered assets to unsecured debt - required minimum 150%	264.1%	265.4%	271.5%	278.5%	282.5%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of these amounts to net income (loss) determined in accordance with GAAP.

(2) Adjusted EBITDA for the three months ended December 31, 2015 includes $62,263, or $0.41 per share, of incentive management fee expense.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on early extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.

(4) Consolidated income available for debt service for the three months ended December 31, 2015 includes $44,880, or $0.30 per share, of incentive management fee expense.


HPT

FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
FF&E reserves (beginning of period)	$ 44,296	$ 39,106	$ 36,549	$ 33,982	$ 30,621
Manager deposits	17,607	18,683	17,661	13,430	14,434
HPT fundings [2]:					
Marriott No. 1	794	1,294	536	1,175	1,211
Marriott No. 234	-	500	-	3,000	-
Hotel improvements	(11,486)	(15,287)	(15,640)	(15,038)	(12,284)
FF&E reserves (end of period)	$ 51,211	$ 44,296	$ 39,106	$ 36,549	$ 33,982

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Wyndham agreement requires FF&E reserve deposits subject to available cash flow, as defined in our Wyndham agreement. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.


HPT

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2015

(dollars in thousands)
As of December 31, 2015

ACQUISITIONS: [1]



Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [2]	Average Purchase Price per Room / Suite
3/16/15	1	Holiday Inn & Suites	Rosemont, IL	300	InterContinental	$ 35,500	$ 118
5/15/15	1	Crowne Plaza	Denver, CO	364	InterContinental	$ 77,250	$ 212
6/9/15	1	TravelCenters of America	Greensburg, IN	N/A	TA (No. 1)	$ 8,883	N/A
6/9/15	1	TravelCenters of America	Florence, SC	N/A	TA (No. 1)	$ 19,143	N/A
6/9/15	1	TravelCenters of America	Morris, IL	N/A	TA (No. 1)	$ 21,618	N/A
6/9/15	1	TravelCenters of America	Gadsden, AL	N/A	TA (No. 1)	$ 17,760	N/A
6/9/15	1	TravelCenters of America	Greenwood, LA	N/A	TA (No. 2)	$ 12,116	N/A
6/9/15	1	TravelCenters of America	Edinburg, TX	N/A	TA (No. 3)	$ 6,721	N/A
6/9/15	1	TravelCenters of America	Laredo, TX	N/A	TA (No. 4)	$ 20,151	N/A
6/9/15	1	TravelCenters of America	Beto Junction, KS	N/A	TA (No. 4)	$ 13,583	N/A
6/9/15	1	TravelCenters of America	Santa Nella, CA	N/A	TA (No. 4)	$ 13,472	N/A
6/9/15	1	TravelCenters of America	Monee, IL	N/A	TA (No. 4)	$ 11,381	N/A
6/16/15	1	TravelCenters of America	Battle Creek, MI	N/A	TA (No. 4)	$ 17,455	N/A
6/23/15	1	TravelCenters of America	Livingston, CA	N/A	TA (No. 2)	$ 12,629	N/A
7/23/15	1	Sonesta ES Suites	Tucson, AZ	128	Sonesta	$ 9,945	$ 78
7/23/15	1	Sonesta ES Suites	Colorado Springs, CO	96	Sonesta	$ 7,459	$ 78
7/23/15	1	Sonesta ES Suites	Minneapolis, MN	120	Sonesta	$ 9,324	$ 78
7/23/15	1	Sonesta ES Suites	Omaha, NE	80	Sonesta	$ 6,216	$ 78
7/23/15	1	Sonesta ES Suites	Monmouth Junction, NJ	208	Sonesta	$ 16,160	$ 78
7/23/15	1	Sonesta ES Suites	Somers Point, NJ	120	Sonesta	$ 9,246	$ 77
7/23/15	1	Sonesta ES Suites	Cincinnati, OH	111	Sonesta	$ 8,624	$ 78
7/23/15	1	Sonesta ES Suites	Oklahoma City, OK	136	Sonesta	$ 10,567	$ 78
7/23/15	1	Sonesta ES Suites	Williston, VT	96	Sonesta	$ 7,459	$ 78
9/23/15	1	TravelCenters of America	Gary, IN	N/A	TA (No. 2)	$ 36,099	N/A
9/23/15	1	TravelCenters of America	Holbrook, AZ	N/A	TA (No. 4)	$ 14,207	N/A
Total / Weighted Average	25			1,759		$ 422,968	$ 112

(1) During the year ended December 31, 2015, we purchased from TA, at cost, $99,896, of improvements made to our properties leased by TA, and as a result, TA's annual minimum rent payable to us increased by approximately $8,491, pursuant to the terms of our leases with TA. During the year ended December 31, 2015, we also acquired certain assets at 11 travel centers we lease to TA for $54,165, and as a result, TA's annual minimum rent payable to us increased by approximately $4,658. In addition, in April 2015, we acquired a land parcel adjacent to one of our hotels for $750, excluding acquisition related costs. In October 2015, we acquired the land and certain improvements at a travel center located in Waterloo, NY we leased from a third party and subleased to TA for $15,000, excluding acquisition related costs. These various purchases and acquisitions are not included in the table above.

(2) Represents cash purchase price and excludes acquisition related costs.

DISPOSITIONS:



Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Former Operating Agreement [1]	Sales Price [2]	Sales Price per Room / Suite
6/9/15	1	TravelCenters of America	Montgomery, AL	N/A	TA (No. 1)	$ 3,466	N/A
6/9/15	1	TravelCenters of America	Jackson, GA	N/A	TA (No. 1)	$ 9,723	N/A
6/9/15	1	TravelCenters of America	Knoxville, TN	N/A	TA (No. 1)	$ 13,025	N/A
6/9/15	1	TravelCenters of America	Denton, TX	N/A	TA (No. 1)	$ 10,243	N/A
6/9/15	1	TravelCenters of America	Sweetwater, TX	N/A	TA (No. 1)	$ 8,585	N/A
Total	5			N/A		$ 45,042	N/A

(1) These properties were included in our lease for 144 travel centers we previously referred to as our TA No. 1 lease.

(2) Represents cash selling price and excludes closing costs.

Exhibit 99.2

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION

Sonesta Resort, Hilton Head, SC
Operator: Sonesta International Hotels Corporation
Guest Rooms: 340


HPT

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

As of December 31, 2015

(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	16%	$ 688,500	8%	$ 90	$ 68,356	9%
Marriott (no. 234)	68	14%	9,120	20%	1,000,439	12%	110	106,243	15%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	10,116	1%
Subtotal / Average Marriott	122	25%	17,086	37%	1,779,017	21%	104	184,715	25%
InterContinental	93	19%	14,182	31%	1,563,641	18%	110	151,218	20%
Sonesta	31	6%	5,831	13%	1,084,693	13%	186	82,338	11%
Wyndham	22	4%	3,579	8%	381,915	4%	107	27,976	4%
Hyatt	22	4%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,090	4%	209,895	2%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	1%	323	7,595	1%
Subtotal / Average Hotels	302	60%	45,864	100%	5,441,103	63%	119	488,799	66%
TA (No. 1)	39	8%	N/A	N/A	631,147	7%	N/A	48,862	7%
TA (No. 2)	38	8%	N/A	N/A	605,140	7%	N/A	47,229	6%
TA (No. 3)	38	8%	N/A	N/A	589,798	7%	N/A	50,077	6%
TA (No. 4)	38	8%	N/A	N/A	527,861	6%	N/A	46,680	6%
TA (No. 5)	40	8%	N/A	N/A	830,966	10%	N/A	64,875	9%
Subtotal / Average TA	193	40%	N/A	N/A	3,184,912	37%	N/A	257,723	34%
Total / Average	495	100%	45,864	100%	$ 8,626,015	100%	$ 119	$ 746,522	100%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payments of these additional amounts are not guaranteed or secured by deposits. Annualized minimum rent amounts represent cash rent amounts due to us and exclude adjustments, if any, necessary to recognize rental income on a straight line basis in accordance with GAAP.


HPT

PORTFOLIO BY BRAND

As of December 31, 2015

(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment (1)	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	14%	10,265	22%	$ 973,583	11%	$ 95
Candlewood Suites®	InterContinental	61	12%	7,553	17%	586,472	7%	78
Residence Inn by Marriott®	Marriott	35	7%	4,488	10%	538,875	6%	120
Royal Sonesta Hotels®	Sonesta	4	1%	1,571	2%	464,612	5%	296
Sonesta ES Suites®	Sonesta	23	5%	2,815	6%	390,939	5%	139
Crowne Plaza®	InterContinental	7	1%	2,711	6%	359,240	4%	133
Staybridge Suites®	InterContinental	19	4%	2,364	5%	331,291	4%	140
Hyatt Place®	Hyatt	22	4%	2,724	6%	301,942	4%	111
Wyndham Hotels and Resorts® and Wyndham Grand®	Wyndham	6	1%	1,823	4%	280,828	3%	154
Sonesta Hotels & Resorts®	Sonesta	4	1%	1,445	3%	229,142	3%	159
InterContinental Hotels and Resorts®	InterContinental	3	1%	800	2%	217,749	3%	272
Marriott Hotels and Resorts®	Marriott	2	1%	748	2%	131,127	2%	175
The Clift Hotel®	Morgans	1	0%	372	1%	120,000	1%	323
Radisson® Hotels & Resorts	Carlson	5	1%	1,128	2%	119,630	1%	106
TownePlace Suites by Marriott®	Marriott	12	2%	1,321	3%	110,870	1%	84
Hawthorn Suites®	Wyndham	16	3%	1,756	4%	101,087	1%	58
Country Inns & Suites by Carlson®	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	3	1%	754	2%	68,889	1%	91
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,562	0%	93
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	147	31%	N/A	N/A	2,245,723	26%	N/A
Petro Stopping Centers®	TA	46	9%	N/A	N/A	939,189	11%	N/A
Total / Average		495	100%	45,864	100%	$ 8,626,015	100%	$ 119

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.



OPERATING AGREEMENT INFORMATION



As of December 31, 2015
(dollars in thousands)

Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement may be limited to available hotel cash flow after payment of operating expenses and funding of the FF&E reserve. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (one full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement to cover payment shortfalls of our minimum returns. As of December 31, 2015, the balance of this security deposit was $6,252. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return after the available security deposit balance has been depleted, which expires in 2019. As of December 31, 2015, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 92 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, seven Crowne Plaza® and three Holiday Inn® hotels) in 27 states in the U.S. and Ontario, Canada to one of our TRSs. These 92 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,899 of minimum rent related to the leased Puerto Rico property. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement to cover payment shortfalls of our minimum returns and rent. As of December 31, 2015, the balance of this security deposit was $47,216. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees. Under this agreement, InterContinental is required to maintain a minimum security deposit of $37,000.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit we hold.



OPERATING AGREEMENT INFORMATION



As of December 31, 2015
(dollars in thousands)

Sonesta- We lease our 31 Sonesta branded hotels (four Royal Sonesta Hotels®, four Sonesta Hotels & Resorts® and 23 Sonesta ES Suites® hotels) in 18 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return, an imputed FF&E reserve to us and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc., or Wyndham Vacation, under a lease that expires in 2037; Wyndham Vacation has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,366 of minimum rent related to the Wyndham Vacation lease.

We had a guaranty of $35,656 under this agreement to cover payment shortfalls of our minimum return, subject to an annual payment limit of $17,828. As of December 31, 2015, the available Wyndham guaranty was $4,008. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of the Wyndham guaranty available to us.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement to cover payment shortfalls of our minimum return. As of December 31, 2015, the available Hyatt guaranty was $14,712. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement to cover payment shortfalls of our minimum return. As of December 31, 2015, the available Carlson guaranty was $25,037. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.


HPT

OPERATING AGREEMENT INFORMATION

As of December 31, 2015
(dollars in thousands)

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. On October 14, 2019 and on each fifth anniversary thereafter during the lease term, the rent due to us will be increased based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease 39 travel centers (36 TravelCenters of America® branded travel centers and three Petro Stopping Centers® branded travel centers) in 29 states to a subsidiary of TA under a lease that expires in 2029; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $27,421 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 2- We lease 38 travel centers (37 TravelCenters of America® branded travel centers and one Petro Stopping Centers® branded travel center) in 27 states to a subsidiary of TA under a lease that expires in 2028; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $29,107 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 3- We lease 38 TravelCenters of America® branded travel centers in 29 states to a subsidiary of TA under a lease that expires in 2026; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $29,324 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 4- We lease 38 travel centers (36 TravelCenters of America® branded travel centers and two Petro Stopping Centers® branded travel centers) in 28 states to a subsidiary of TA under a lease that expires in 2030; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $21,233 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 5- We lease 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2012 non-fuel revenues). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 5 lease. We have waived an aggregate of $2,128 of percentage rent as of December 31, 2015. TA's previously deferred rent of $42,915 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.


HPT

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended December 31, 2015	2014	Change	For the Year Ended December 31, 2015	2014	Change
ADR								
Marriott (no. 1)	53	7,610	$ 123.69	$ 118.10	4.7%	$ 127.86	$ 120.56	6.1%
Marriott (no. 234)	68	9,120	123.69	119.15	3.8%	126.60	118.22	7.1%
Marriott (no. 5)	1	356	239.46	213.94	11.9%	239.62	220.88	8.5%
Subtotal / Average Marriott	122	17,086	126.48	121.04	4.5%	129.85	121.73	6.7%
InterContinental (1)	93	14,182	109.19	103.26	5.7%	109.57	102.40	7.0%
Sonesta (1)	31	5,831	138.41	138.12	0.2%	141.49	137.61	2.8%
Wyndham	22	3,579	99.28	92.15	7.7%	98.12	88.94	10.3%
Hyatt	22	2,724	102.35	99.03	3.4%	106.09	100.54	5.5%
Carlson	11	2,090	101.26	94.10	7.6%	107.29	98.11	9.4%
Morgans	1	372	262.24	250.91	4.5%	268.98	255.55	5.3%
All Hotels Total / Average	302	45,864	$ 118.70	$ 113.61	4.5%	$ 120.93	$ 113.47	6.6%
OCCUPANCY								
Marriott (no. 1)	53	7,610	66.5%	65.2%	1.3 pts	71.0%	69.9%	1.1 pts
Marriott (no. 234)	68	9,120	72.0%	70.2%	1.8 pts	75.4%	74.5%	0.9 pts
Marriott (no. 5)	1	356	80.6%	80.4%	0.2 pts	84.8%	85.1%	-0.3 pts
Subtotal / Average Marriott	122	17,086	69.7%	68.2%	1.5 pts	73.6%	72.7%	0.9 pts
InterContinental (1)	93	14,182	77.5%	77.8%	-0.3 pts	82.2%	82.0%	0.2 pts
Sonesta (1)	31	5,831	60.0%	62.0%	-2.0 pts	66.8%	63.3%	3.5 pts
Wyndham	22	3,579	63.9%	65.3%	-1.4 pts	70.1%	68.8%	1.3 pts
Hyatt	22	2,724	77.3%	69.8%	7.5 pts	79.3%	76.7%	2.6 pts
Carlson	11	2,090	68.4%	68.5%	-0.1 pts	73.4%	72.5%	0.9 pts
Morgans	1	372	87.5%	88.8%	-1.3 pts	91.3%	91.1%	0.2 pts
All Hotels Total / Average	302	45,864	71.0%	70.4%	0.6 pts	75.6%	74.5%	1.1 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 82.25	$ 77.00	6.8%	$ 90.78	$ 84.27	7.7%
Marriott (no. 234)	68	9,120	89.06	83.64	6.5%	95.46	88.07	8.4%
Marriott (no. 5)	1	356	193.00	172.01	12.2%	203.20	187.97	8.1%
Subtotal / Average Marriott	122	17,086	88.16	82.55	6.8%	95.57	88.50	8.0%
InterContinental (1)	93	14,182	84.62	80.34	5.3%	90.07	83.97	7.3%
Sonesta (1)	31	5,831	83.05	85.63	-3.0%	94.52	87.11	8.5%
Wyndham	22	3,579	63.44	60.17	5.4%	68.78	61.19	12.4%
Hyatt	22	2,724	79.12	69.12	14.5%	84.13	77.11	9.1%
Carlson	11	2,090	69.26	64.46	7.4%	78.75	71.13	10.7%
Morgans	1	372	229.46	222.81	3.0%	245.58	232.81	5.5%
All Hotels Total / Average	302	45,864	$ 84.28	$ 79.98	5.4%	$ 91.42	$ 84.54	8.1%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

"ADR" is average daily rate; "RevPAR" is room revenue per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.


HPT

COVERAGE BY OPERATING AGREEMENT AND MANAGER (1)

Operating Agreement	Number of Properties	For the Twelve Months Ended 12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Marriott (no. 1)	53	1.33x	1.29x	1.26x	1.21x	1.16x
Marriott (no. 234)	68	1.08x	1.07x	1.05x	1.01x	0.97x
Marriott (no. 5)	1	0.55x	0.51x	0.50x	0.46x	0.37x
Subtotal Marriott	122	1.14x	1.12x	1.09x	1.05x	1.01x
InterContinental	93	1.20x	1.18x	1.16x	1.12x	1.08x
Sonesta	31	0.67x	0.69x	0.68x	0.61x	0.57x
Wyndham	22	0.91x	0.87x	0.85x	0.79x	0.72x
Hyatt	22	1.12x	1.04x	1.00x	0.95x	0.91x
Carlson	11	1.32x	1.30x	1.25x	1.17x	1.04x
Morgans	1	1.18x	1.09x	1.08x	1.10x	1.00x
Subtotal Hotels	302	1.07x	1.05x	1.03x	0.99x	0.94x
TA (No. 1)	39	(2)	1.85x	1.84x	1.83x	1.74x
TA (No. 2)	38	(2)	1.98x	1.97x	1.97x	1.85x
TA (No. 3)	38	(2)	1.97x	2.04x	2.08x	2.02x
TA (No. 4)	38	(2)	1.97x	2.00x	2.04x	1.93x
TA (No. 5)	40	(2)	1.87x	1.87x	1.88x	1.78x
Subtotal TA	193	(2)	1.92x	1.93x	1.95x	1.85x
Total	495		1.34x	1.33x	1.30x	1.24x

Operating Agreement	Number of Properties	For the Three Months Ended 12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Marriott (no. 1)	53	1.07x	1.56x	1.61x	1.06x	0.92x
Marriott (no. 234)	68	0.94x	1.20x	1.26x	0.94x	0.88x
Marriott (no. 5)	1	0.64x	0.45x	0.50x	0.60x	0.47x
Subtotal Marriott	122	0.97x	1.29x	1.34x	0.97x	0.87x
InterContinental	93	1.09x	1.25x	1.32x	1.15x	1.01x
Sonesta	31	0.51x	0.66x	1.06x	0.47x	0.55x
Wyndham	22	0.82x	1.09x	1.30x	0.43x	0.63x
Hyatt	22	0.97x	1.17x	1.36x	0.98x	0.64x
Carlson	11	0.83x	1.55x	1.49x	1.39x	0.79x
Morgans	1	0.94x	1.63x	1.01x	1.15x	0.57x
Subtotal Hotels	302	0.92x	1.17x	1.29x	0.93x	0.83x
TA (No. 1)	39	(2)	1.78x	1.73x	1.74x	2.18x
TA (No. 2)	38	(2)	1.82x	1.74x	2.06x	2.33x
TA (No. 3)	38	(2)	1.73x	1.80x	1.91x	2.49x
TA (No. 4)	38	(2)	1.76x	1.78x	2.02x	2.35x
TA (No. 5)	40	(2)	1.68x	1.67x	1.90x	2.23x
Subtotal TA	193	(2)	1.75x	1.74x	1.92x	2.30x
Total	495		1.36x	1.44x	1.25x	1.31x


(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, InterContinental and our TA Nos. 1, 2, 3 and 4 agreements include data for periods prior to our ownership of certain properties.

(2) Data for the period ended December 31, 2015 is currently not available from our tenant TA.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

Exhibit 99.2

EXHIBITS


TA
ATLANTA NORTH TRAVEL CENTER
Country Pride
TA
TA TRUCK SERVICE
1 BRIDGESTONE
2 Mobil Delvac
3 EXPRESSLANE
FREIGHTLINER
ServicePoint

TA Travel Center, I-75, Exit 296, Cartersville, GA
Operator: TravelCenters of America


HPT

EXHIBIT A

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(in thousands)

	For the Three Months Ended,					For the Year Ended December 31,	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	2015	2014
Net income (loss)	$ (19,494)	$ 61,185	$ 83,146	$ 41,581	$ 56,523	$ 166,418	$ 197,185
Add: Interest expense	36,980	36,628	35,836	35,454	35,385	144,898	139,486
Income tax expense	121	514	640	291	835	1,566	1,945
Depreciation and amortization	85,964	84,261	80,582	78,969	79,179	329,776	315,878
EBITDA	103,571	182,588	200,204	156,295	171,922	642,658	654,494
Add (Less): Acquisition related costs [2]	389	851	797	338	2	2,375	239
General and administrative expense paid in common shares [3]	379	713	1,278	1,735	1,403	4,105	6,344
Business management incentive fee [4]	(17,383)	8,561	(205)	9,027	(6,951)	-	-
Loss on distribution to common shareholders of RMR common stock [5]	36,773	-	-	-	-	36,773	-
Loss on early extinguishment of debt [6]	-	-	-	-	-	-	855
Gain on sale of real estate [7]	-	-	(11,015)	-	-	(11,015)	(130)
Deferred percentage rent [8]	-	-	(1,240)	1,240	(2,129)	-	-
Adjusted EBITDA	$ 123,729	$ 192,713	$ 189,819	$ 168,635	$ 164,247	$ 674,896	$ 661,802

(1) Please see page 34 for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provide useful information to investors.

(2) Represents costs associated with our acquisition activities.

(3) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, our officers and certain other employees of the operating subsidiary of RMR. Effective June 1, 2015 all business management fees are paid in cash.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Adjusted EBITDA until the fourth quarter, which is when the actual incentive fee expense amount for the year is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution to common shareholders of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

(6) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of certain senior unsecured notes. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of certain senior unsecured notes.

(7) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(8) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the estimated amounts of percentage rent recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of the modification of our travel center leases. The second quarter 2015 Adjusted EBITDA calculation excludes the $1,240 of deferred percentage rent included in the first quarter 2015 calculation. See page 28 for additional information regarding our TA operating agreements.


HPT

EXHIBIT B

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO AVAILABLE FOR COMMON SHAREHOLDERS [(1)]

(dollar amounts in thousands, except per share data)

	For the Three Months Ended,					For the Year Ended December 31,	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	2015	2014
Net income (loss) available for common shareholders	$ (24,660)	$ 56,019	$ 77,980	$ 36,415	$ 51,357	$ 145,754	$ 176,521
Add (Less): Depreciation and amortization	85,964	84,261	80,582	78,969	79,179	329,776	315,878
Gain on sale of real estate [(2)]	-	-	(11,015)	-	-	(11,015)	(130)
FFO available for common shareholders	61,304	140,280	147,547	115,384	130,536	464,515	492,269
Add (Less): Acquisition related costs [(3)]	389	851	797	338	2	2,375	239
Business management incentive fees [(4)]	(17,383)	8,561	(205)	9,027	(6,951)	-	-
Loss on distribution to common shareholders of RMR common stock [(5)]	36,773	-	-	-	-	36,773	-
Loss on early extinguishment of debt [(6)]	-	-	-	-	-	-	855
Deferred percentage rent [(7)]	-	-	(1,240)	1,240	(2,129)	-	-
Normalized FFO available for common shareholders	$ 81,083	$ 149,692	$ 146,899	$ 125,989	$ 121,458	$ 503,663	$ 493,363
Weighted average shares outstanding (basic)	151,400	151,359	150,260	149,792	149,758	150,709	149,652
Weighted average shares outstanding (diluted)	151,400	151,386	150,292	150,906	149,769	151,002	149,817
Basic and diluted per share common share amounts:							
Net income (loss) available for common shareholders (basic and diluted)	$ (0.16)	$ 0.37	$ 0.52	$ 0.24	$ 0.34	$ 0.97	$ 1.18
FFO available for common shareholders (basic)	$ 0.40	$ 0.93	$ 0.98	$ 0.77	$ 0.87	$ 3.08	$ 3.29
FFO available for common shareholders (diluted)	$ 0.40	$ 0.93	$ 0.98	$ 0.76	$ 0.87	$ 3.08	$ 3.29
Normalized FFO available for common shareholders (basic)	$ 0.54	$ 0.99	$ 0.98	$ 0.84	$ 0.81	$ 3.34	$ 3.30
Normalized FFO available for common shareholders (diluted)	$ 0.54	$ 0.99	$ 0.98	$ 0.83	$ 0.81	$ 3.34	$ 3.29



(1) Please see page 34 for a definition of FFO and Normalized FFO available for common shareholders and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO available for common shareholders.

(2) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(3) Represents costs associated with our acquisition activities.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO available for common shareholders until the fourth quarter, which is when the actual incentive fee expense amount for the year is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day RMR common stock was distributed to our shareholders.

(6) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our unsecured revolving credit facility and unsecured term loan and the redemption of certain senior unsecured notes. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of certain senior unsecured notes.

(7) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in the calculation of Normalized FFO available for common shareholders for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts of percentage rent recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of the modification of our travel center leases. The second quarter 2015 Normalized FFO available for common shareholders calculation excludes the $1,240 of percentage rent that was included in the first quarter 2015 calculation of Normalized FFO available for common shareholders. See page 28 for additional information regarding our TA operating agreements.


HPT

Non-GAAP Financial Measures Definitions

Definition of EBITDA


We calculate EBITDA and Adjusted EBITDA as shown in Exhibit A. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our consolidated statements of income and consolidated statements of cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO available for common shareholders and Normalized FFO available for common shareholders as shown in Exhibit B. FFO available for common shareholders is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income available for common shareholders calculated in accordance with GAAP, excluding any gain or loss on sale of properties and loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO available for common shareholders differs from NAREIT's definition of FFO available for common shareholders because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, loss on distribution to common shareholders of RMR common stock and loss on early extinguishment of debt. We consider FFO available for common shareholders and Normalized FFO available for common shareholders to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO available for common shareholders and Normalized FFO available for common shareholders provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO available for common shareholders and Normalized FFO available for common shareholders may facilitate a comparison of our operating performance between periods and with other REITs. FFO available for common shareholders and Normalized FFO available for common shareholders are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. FFO available for common shareholders and Normalized FFO available for common shareholders do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income available for common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our consolidated statements of income and consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO available for common shareholders and Normalized FFO available for common shareholders differently than we do.